EXHIBIT 12.1
REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/ DEFICIENCY IN THE COVERAGE OF
FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the Years Ended December 31,

	2005	2004	2003	2002	2001

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$1,416	$829	$(3,918)	$683	$892
Addback (deduct): Loss (income) on equity investment	(10)	(9)	5	—	—

	1,406	820	(3,913)	683	892
Interest and debt expense	113	85	111	147	150
Interest portion of rental expense	12	12	12	15	14

Earnings (loss) before fixed charges	$1,531	$917	$(3,790)	$845	$1,056

Fixed charges:
Interest and debt expense	$113	$85	$111	$147	$150
Interest portion of rental expense	12	12	12	15	14

Total fixed charges	$125	$97	$123	$162	$164

Ratio of earnings to fixed charges	12.2	9.5	—	5.2	6.4

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	(3,913)	—	—